EXHIBIT 1

The amendment of Chinese Annual Report 2011

Date of events: 2012/09/17

Contents:

1.Date of occurrence of the event:2012/09/17

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter “head office” or “affiliate company”):head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: To amend the Chinese Annual Report 2011 on page 89 and 121.

6.Countermeasures:To revise and reupload the content.

7.Any other matters that need to be specified: None.